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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                     -----------------------------

                           AMENDMENT NO. 10
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
                     -----------------------------

                             CONRAIL INC.

                       (Name of Subject Company)
                     -----------------------------

                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
                     -----------------------------

                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
                     -----------------------------


  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
                     -----------------------------


                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000


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






                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 6, 1996, and amended on November 7, 1996, November 8, 1996, November 13, 1996, November 18, 1996,
November 20, 1996, November 21, 1996, November 26, 1996, December 3, 1996 and December 6, 1996 (as amended, the "Norfolk Schedule 14D-9"), with respect to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

     Item 8 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

          On December 9, 1996, three shareholders of Conrail (who earlier had filed a complaint individually and derivatively on behalf of Conrail making allegations substantially similar to those made in the original and amended Norfolk complaints) moved for leave to file a Second Amended Complaint against Conrail, CSX and certain other defendants. If leave is granted, the Second Amended Complaint will allege the following additional claims:

          (i) that the share ownership of CSX and the directors of Conrail as individuals should be aggregated for purposes of determinations under Subchapter E of Chapter 25 of the PBCL ("Subchapter E") because CSX and the individual directors of Conrail are allegedly "acting in concert" for purposes of Subchapter 25E, and accordingly the requirement in Subchapter 25E requiring persons who have 20% or more of the voting power of a Pennsylvania corporation to offer to purchase for cash the remaining shares (for "fair value") has allegedly been triggered; and

         (ii) that it is a breach of the fiduciary duties of the directors of Conrail to have agreed to postpone the Pennsylvania Special Meeting in the event that insufficient votes are required to assure approval of the Articles Amendment providing for Conrail to opt out of Subchapter 25E (the "Pennsylvania Shareholder Approval").

As additional relief, the shareholder plaintiffs seek a declaration that CSX and the directors of Conrail are obligated to make the "fair value" payments required by Subchapter 25E and that the Pennsylvania Special Meeting may not be postponed and that no second vote to seek the Pennsylvania Shareholder Approval may be held.

          On December 10, 1996, CSX and Conrail issued a press release, a copy of which is attached hereto as Exhibit
(a)(15) and incorporated herein by reference.


Item 9.  Materials to be filed as Exhibits.

     Item 9 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(15) Text of press release issued by CSX and Conrail dated December 10, 1996 (incorporated by reference to Exhibit (a)(8) to the Solicitation/Recommendation Statement on
               Schedule 14D-9 of Conrail dated December 6,
               1996, as amended, relating to the second tender offer by CSX (the "Second CSX 14D-9")).



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                          SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             CONRAIL INC.



                             By  /s/ Timothy T. O'Toole
                                -------------------------------------
                                Name:  Timothy T. O'Toole
                                Title: Senior Vice President--Finance


Dated as of December 12, 1996







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                        EXHIBIT INDEX

Exhibit                  Description                           Page No.

*(a)(1)    Text of press release issued by Conrail
           dated October 23, 1996 (incorporated by
           reference to Exhibit (a)(9) to the
           Solicitation/Recommendation Statement on
           Schedule 14D-9 of Conrail Inc. dated
           October 16, 1996, as amended (the "CSX 14D-9"))...

*(a)(2)    Text of press release issued by Norfolk,
           dated October 23, 1996 (incorporated by
           reference to Exhibit (a)(8) to the CSX
           14D-9)............................................

*(a)(3)    Text of press release issued by Conrail and
           CSX dated November 6, 1996........................

*(a)(4)    Letter to shareholders of Conrail dated
           November 6, 1996..................................

*(a)(5)    Text of press release issued by Conrail,
           dated November 7, 1996 (incorporated by
           reference to Exhibit (a)(16) to the CSX
           14D-9)............................................

*(a)(6)    Text of press release issued by Conrail,
           dated November 7, 1996 (incorporated by
           reference to Exhibit (a)(17) to the CSX
           14D-9)............................................

*(a)(7)    Text of press release issued by Conrail,
           dated November 8, 1996 (incorporated by
           reference to Exhibit (a)(18) to the CSX
           14D-9)............................................

*(a)(8)    Text of press release issued by Conrail and
           CSX, dated November 13, 1996 (incorporated
           by reference to Exhibit (a)(19) to the CSX
           14D-9)............................................

*(a)(9)    Text of press release issued by Conrail and
           CSX dated November 19, 1996 (incorporated
           by reference to Exhibit (a)(20) to the CSX
           140-9)............................................

*(a)(10)   Text of press release issued by Conrail and
           CSX dated November 20, 1996 (incorporated
           by reference to Exhibit (a)(21) to the CSX
           14D-9)............................................


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                                                           Page No.

*(a)(11)   Text of press release issued by CSX dated
           November 21, 1996 (incorporated by
           reference to Exhibit (a)(22) to the CSX 14D-9)....

*(a)(12)   Text of press release issued by Conrail,
           dated November 25, 1996...........................

*(a)(13)   Text of press release issued by CSX, dated
           November 26, 1996 (incorporated by
           reference to Exhibit (a)(23) to the CSX 14D-9)....

*(a)(14)   Text of press release issued by Conrail and
           CSX dated December 5, 1996........................

 (a)(15)   Text of press release issued by Conrail and
           CSX dated December 10, 1996 (incorporated
           by reference to Exhibit (a)(8) to the
           Solicitation/Recommendation Statement on
           Schedule 14D-9 of Conrail dated December 6,
           1996, as amended, relating to the second
           tender offer by CSX (the "Second
           CSX 14D-9"))......................................

 (b)       Not applicable....................................

*(c)(1)    Pages 4-5 and 9-14 of Conrail's Proxy
           Statement dated April 3, 1996 (incorporated
           by reference to Exhibit (c)(7) to the CSX
           14D-9)............................................

*(c)(2)    Employment Agreement of Mr. David M. LeVan
           dated as of October 14, 1996 (incorporated
           by reference to Exhibit (c)(5) to the CSX
           14D-9)............................................

*(c)(3)    Change of Control Agreement of Mr. David M.
           LeVan dated as of October 14, 1996
           (incorporated by reference to Exhibit
           (c)(6) to the CSX 14D-9)..........................

*(c)(4)    First Amended Complaint in Norfolk Southern
           et al. v. Conrail Inc., et al., No. 96-CV-
           7167, filed on October 28, 1996 in the
           United States District Court for the Eastern
           District of Pennsylvania (incorporated by
           reference to Exhibit (c)(9) to the
           CSX 14D-9)........................................



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                                                               Page No.
*(c)(5)    Second Amended Complaint in Norfolk
           Southern et. al. v. Conrail Inc., et al., No. 96-CV-7167, filed on November 15, 1996 in the United States District Court for the Eastern District of Pennsylvania
           (incorporated by reference to
           Exhibit (c)(12) to the CSX 14D-9).

*(c)(6)    Text of opinion of Judge Donald VanArtsdalen
           of the United States District Court for the
           Eastern District of Pennsylvania as
           delivered from the bench on November 20,
           1996..............................................

*(c)(7)    Conrail's Definitive Proxy Statement, dated
           November 25, 1996.................................

*(c)(8)    Answer and Defenses of Conrail, CSX and the
           individual defendants to Second Amended
           Complaint, and Counterclaim of Conrail and
           CSX in Norfolk Southern et al. v. Conrail
           Inc. et al., filed on December 5, 1996, in
           the United States District Court for the
           Eastern District of Pennsylvania...................


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* Previously filed